American Lithium Provides Operations Update

VANCOUVER, BRITISH COLUMBIA, November 4, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to provide an update on operating activities.

"We are making steady progress across all our projects," said American Lithium Interim CEO, Alex Tsakumis. "Our focus remains on diligently advancing each initiative as we are preparing for the anticipated recovery in the battery metals market. Recent market activity is reigniting optimism as our projects remain robust and are supported by strong fundamentals and sound economics."

TLC Lithium Project

An updated Mineral Resource Estimate ("MRE") is being finalized by Stantec Consulting Services Inc., with completion expected in November. This updated MRE is benefitting from the addition of 42 new drill holes (26 diamond core and 16 reverse circulation holes) drilled subsequent to the current MRE, which was filed January 16, 2023 and was based on 82 drill holes.

The new drill holes were targeted to expand the measured resource through the conversion of indicated resources to the measured category as the Company continues its work on the pre-feasibility study.

Further study of resource pre-concentration assessing the ability to upgrade feed material prior to leach processing has begun using a bulk sample generated from earlier large diameter drill core. This upgraded material will be used for future pilot and pre-pilot leach testing and flow-sheet optimization work.

Environmental baseline study work and hydrology/water monitoring is on-going as the Company readies to commence the Mine Plan of Operations permitting process as industry fundamentals strengthen.

Peru

American Lithium eagerly awaits the Peruvian Supreme Court's decision on whether it will hear the final petition from the Peruvian Ministry of Energy and Mines (MINEM) and INGEMMET appealing previous high court rulings in favour of the Company and its ownership of disputed concessions.

According to judiciary public postings, the formal appeal process has concluded and the court is expected to make a public announcement on whether the appeal has the merits to be heard or not. It is the Company's expectation that the Supreme Court will decline to hear the case, marking the end of the 32 concessions dispute.

All agreements with local affected communities and other stakeholders are current and in good standing, and remain a high priority for the Company.

Falchani Lithium Project

The Company is awaiting regulatory approval of the semi-detailed Environmental Impact Assessment Study (EIA-sd) submitted in November 2023, having successfully responded to Peruvian authorities' questions and clarifications requested on the EIA-sd work.

According to recent public statements by the Vice Minister of Mines (MINEM), the Falchani permitting process is nearing completion and approvals are expected soon. This will allow the completion of any further drilling or bulk sampling on the project without the need for additional permits, clearing the project to proceed through feasibility and mine permitting.

Processing flow sheet optimization work remains on-going focusing on minimizing acid and reagent consumption while maximizing lithium recovery and maintaining a high lithium carbonate purity at Falchani.

Upcoming plans focus on pilot plant testing. Equipment for the pilot plant is being quoted and will soon be purchased for flow sheet piloting by TECMMINE in Peru. Once piloting starts, the work will be completed under the direction of the DRA Global metallurgical team.

Macusani Uranium Project

The Company is awaiting approval from the Peruvian authorities of its exploration environmental permits (DIA) for advanced exploration of the Macusani project ("Macusani"). The DIA will allow in-fill and expansion drilling at existing uranium deposits in addition to authorizing the drill testing of over 40 surface uranium mineralization targets currently known on the project.

Peruvian management continue to see positive developments as they engage with MINEM and the Peruvian Nuclear regulator (IPEN) to advance the regulatory framework required to facilitate uranium production and transport and export of yellowcake (U3O8) in Peru. In further progress, Peru, as an original founding member of the International Atomic Energy Agency (IAEA), recently hosted leaders of the IAEA to meet with the Peruvian president indicating commitment to explore nuclear electricity generation in the country.

Finally, the Company is continuing to explore value opportunities regarding Macusani for the benefit of its shareholders. With this objective, management is engaging with interested parties on a potential spin-out of Macusani into an independent, well-capitalized, uranium-focused public company. American Lithium aims to leverage this optionality to strengthen its balance sheet on a non-dilutive basis, supporting both near-term and long-term financial goals while seeing its large-scale uranium project move forward through piloting, feasibility, and beyond.

Qualified Person

Ted O'Connor, PGeo, Executive Vice-President of American Lithium and a qualified person as defined by NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is developing two of the world's largest, advanced-stage lithium projects, along with the largest undeveloped uranium project in Latin America. They include the TLC claystone lithium project in Nevada, the Falchani hard rock lithium project and the Macusani uranium deposit, both in southern Peru.  All three projects have been through robust preliminary economic assessments, exhibit significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Alex Tsakumis"

Interim CEO

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 15, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.